SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          THE SOLOMON-PAGE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  83427A 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Lloyd Solomon
                         c/o The Solomon-Page Group Ltd.
                     1140 Avenue of the Americas, 9th Floor
                            New York, New York 10036
                                 (212) 403-6100
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 June 28, 2000
--------------------------------------------------------------------------------
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                                Page 1 of 6 Pages


--------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  2 of 6 Pages
------------------------------                  --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            LLOYD SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF/BK
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                     985,000
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8       SHARED VOTING POWER

                                 -0-
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 985,000
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     985,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     22.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  3 of 6 Pages
------------------------------                  --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                              SCOTT PAGE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF/BK
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                     801,900
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8       SHARED VOTING POWER

                                 -0-
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 801,900
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     801,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  4 of 6 Pages
------------------------------                  --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           HERBERT SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF/BK
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                     707,600
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8       SHARED VOTING POWER

                                 -0-
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                 707,600
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     707,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  5 of 6 Pages
------------------------------                  --------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          TSPGL MERGER CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    BK
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8     SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     -0-
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 83427A 10 8                13D          Page  6 of 6 Pages
------------------------------                  --------------------------------

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                                 RELATING TO THE

                          COMMON STOCK, $.001 PAR VALUE

                                       OF

                           THE SOLOMON-PAGE GROUP LTD.


         This Amendment No. 4 amends the Schedule 13D dated November 18, 1994 (the "Schedule 13D"), jointly filed by Lloyd Solomon, Herbert Solomon, and Scott Page (collectively, the "Reporting Persons") relating to the beneficial ownership of the Common Stock, par value $.001 per share (the "Common Stock"), of The Solomon-Page Group Ltd. (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

         2. Commitment Letter, dated June 27, 2000, by and between The Bank of New York and The Solomon- Page Group Ltd.*

-------------------
* Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 10, 2000

                                        /s/ Lloyd Solomon
                                        ----------------------------------------
                                            Lloyd Solomon


                                        /s/ Scott Page
                                        ----------------------------------------
                                            Scott Page


                                        /s/ Herbert Solomon
                                        ----------------------------------------
                                            Herbert Solomon


                                        TSPGL MERGER CORP.


                                        By: /s/ Lloyd Solomon
                                            ------------------------------------
                                            Name: Lloyd Solomon
                                            Title: Chief Executive Officer

                                   EXHIBIT 2

                              THE BANK OF NEW YORK
                           1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104

                                                              June 27 2000


Solomon-Page Group Ltd.
1140 Avenue of the Americas
New York, New York  10036
Attention:   Lloyd Solomon
             Chief Executive Officer

Gentlemen/Ladies:

         Based upon recent discussions between The Bank of New York (the "Bank") and you, and relying upon the information which you have previously provided to the Bank, the Bank is pleased to confirm its willingness to extend a $19.0 million senior secured revolving credit ($11.5 million) and term loan ($7.5 million) facility (the "Facilities") for Solomon-Page Group Ltd. (the "Company") subject to the conditions set forth in this letter. The Facilities would be (a) provided pursuant to a credit agreement that would contain terms, conditions of lending, funding and yield protections, representations and warranties, covenants, events of default and other provisions customary for facilities of this size, type and purpose, including, without limitation, the terms and conditions set forth in the Summary of Principal Terms and Conditions attached hereto (the "Term Sheet"), and (b) subject to (i) the negotiation and execution of the credit agreement (as described above) and related documents that are satisfactory in form and substance to the Bank, the Company and their respective counsel, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, assets, properties, prospects, operations, performance or current capital structure of the Company or of Information Technology Partners, Inc. ("ITP") from that described to the Bank in the information previously delivered to the Bank, (iii) verification by the Bank of the information you have previously provided to the Bank, and (iv) the Bank's satisfaction with its due diligence concerning the Company and ITP as provided in the Summary of Principal Terms and Conditions. This Letter and the Term Sheet are collectively referred to herein as the "Commitment Documents."

         By executing this letter, you agree to indemnify and hold harmless the Bank and each of its officers, directors, employees, affiliates, agents and controlling persons (each, an "Indemnified Party") from and against any and all losses, claims, damages and liabilities to which any such Indemnified Party may become subject arising out of or in connection with any claim, litigation, investigation or proceeding relating to this letter, the Facilities (including the use of the proceeds thereof), or any related transaction, whether or not any Indemnified Party is a party thereto, and to reimburse each Indemnified Party upon demand for all reasonable legal and other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or related expenses to the extent arising from the willful misconduct, gross negligence or bad faith of such Indemnified Party.

         By executing this letter you (a) agree that you will not make any claim against any Indemnified Party for any special indirect or consequential damages in respect of any breach or wrongful conduct (whether the claim therefor is based on contract, tort or duty imposed by law) in connection with, arising out of or in any way related to the transactions contemplated and the relationship established by this letter, or any act, omission or event occurring in connection therewith, and (b) waive, release and agree not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected, to exist in your favor.

         By executing this letter (a) you also agree to pay the Facility Fee described in the Term Sheet and (b) you and the Bank agree that in the event the Buyback occurs and the Company obtains financing for the Transaction from a source other than the Bank and the Bank remains willing to extend the Facilities on the terms and conditions set forth in the Term Sheet, the Facility Fee shall be earned by, and be due and payable to, the Bank upon the closing of the Transaction, whether or not the Facilities close.

         You agree that this letter and the Term Sheet are for your confidential use only and will not, without the prior consent of the Bank, be disclosed by you or any of your representatives to any person other than your accountants, attorneys and other advisors, and to your board of directors (and the Special Committee thereof) and their respective advisors and then only in connection with the transactions contemplated hereby and only on a confidential basis, except that, following your acceptance hereof, you may make such disclosures of the terms and conditions hereof as you are required by law to make.

         This letter and the provisions contained herein shall not be assignable by you and may not be amended or any provision hereof waived or modified except by a document in writing signed by you and the Bank.

         You hereby knowingly, voluntarily and intentionally waive any right you may have to a trial by jury in respect of any litigation arising out of, under or in connection with this letter or the transactions contemplated hereby.

         This  letter  and  the   annexed   Term  Sheet  set  forth  the  entire
understanding of the parties hereto as to the scope of the obligations of the parties hereto and supersede all prior agreements, representations and understandings, relating to the subject matter hereof including, without limitation, the letter dated March 28, 2000 from the Bank and accepted and agreed to by the Company (the "Original Letter").

         This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

         This letter shall automatically expire if not accepted by you on or before 5:00 P.M. (New York City time) on June 30, 2000. Please indicate your acceptance of this letter and your agreement to the terms hereof by signing the enclosed copy of this letter and returning it to the

Bank, together with your check in the amount of $25,000 which amount together with the $25,000 deposit heretofore made by the Company pursuant to the Original Letter is nonrefundable but will be applied to the Facility Fee described in the Term Sheet when and if earned under the terms of this letter. By executing this letter, you will be deemed to have agreed as follows:

         You shall and the Bank shall, subject to the terms and conditions set forth herein, be bound by the terms of this letter;

         You will pay on demand all reasonable fees and expenses incurred by the Bank in connection with the negotiation and preparation of the loan documentation relating to the Facilities (including, without limitation, third party costs and expenses in connection with the Bank's due diligence investigations and reasonable fees and expenses of the Bank's counsel) whether or not the loan documentation is finalized and whether or not the Facilities are closed and extended or other financial accommodations are made, and regardless of the reasons for which such documentation is not finalized or the Facilities are not closed and extended or other financial accommodations are not made; and

         You will fully cooperate with the Bank in connection with the transactions contemplated hereby.

         Even if accepted in accordance with the provisions of the previous paragraph, the obligations of the Bank under this letter shall expire and terminate automatically, without further act or condition and regardless of cause or circumstance, if loan documentation satisfactory in form and substance to the Bank, the Company and their respective counsel is not executed on or before September 30, 2000.

                                           Very truly yours,

                                           THE BANK OF NEW YORK


                                           By: /s/ Gregg Scheung
                                               ---------------------------------
                                           Name:  Gregg Scheung
                                           Title: Vice President


Accepted and agreed:

SOLOMON-PAGE GROUP LTD.


By:  /s/ Lloyd B. Solomon
     ---------------------------
Name:  Lloyd B. Solomon
Title: Chief Executive Officer


Date: June 27, 2000

                           THE SOLOMON-PAGE GROUP LTD.
                    SUMMARY OF PRINCIPAL TERMS AND CONDITIONS
                      $19,000,000 SENIOR SECURED FACILITIES

                                  JUNE 27, 2000

This Summary of Principal Terms and Conditions is a confidential proposal. It sets forth some but not all of the terms on which The Bank of New York (the "Bank") would consider extending credit pursuant to the annexed Commitment Letter.

THE TRANSACTION:                    It is our  understanding  that a corporation
                                    formed by Herbert Solomon, Lloyd Solomon and
                                    Scott Page (the "Management Group") will be merged with The Solomon-Page Group Ltd. and that the holders of all outstanding shares of common stock other than the Management
                                    Group would receive an amount net of option proceeds not to exceed $15,757,000 (the
                                    "Buyback"). The Facilities will finance (a) the Buyback, (b) approximately $765,000 in transaction costs, (c) the retirement of all existing bank debt, and (d) the Initial
                                    Management Repurchase.

BORROWER:                           Solomon-Page   Group  Ltd.   ("SPG"  or  the
                                    "Borrower")

GUARANTOR:                          Information   Technology   Partners,    Inc.
                                    ("ITP")

FACILITIES:                         $19,000,000   of   senior   secured   credit
                                    facilities (the "Facilities") comprised of:

                                    (i)  an  $11,500,000   five  year  revolving
                                         credit  facility (the "R/C") which will
                                         be available to finance the Transaction
                                         and  for  general  corporate   purposes
                                         including working capital, and

                                    (ii) a  $7,500,000  five year term loan (the
                                         "Term  Loan")  which  will  be  used to
                                         finance the Transaction.

AVAILABILITY:                       Advances  under the R/C will be made subject
                                    to a  borrowing  base to be  provided to the
                                    Bank monthly. The Borrowing Base is proposed
                                    to be  defined as 75% of  eligible  accounts
                                    receivable  of  the   Borrower's   Executive
                                    Search/Full  Time  Contingency   Recruitment
                                    division  plus  85%  of  eligible   accounts
                                    receivable  of  the   Borrower's   Temporary
                                    Staffing    and     Consulting     division.
                                    Notwithstanding  the  foregoing,  the  final
                                    advance   rate  will  be  set   subject   to
                                    completion by the Bank of its due diligence into accounts receivable.

                                    Availability will be determined monthly for the following month and will be equal to the lesser of the R/C amount or the Borrowing Base.

FINAL MATURITY:                     Five  years  from  the  closing  date of the
                                    Facilities

TERM LOAN
AMORTIZATION:                       The Term Loan will amortize according to the
                                    amounts and on the dates indicated below:

                                    Year      Amortization

                                     1        $1,000,000
                                     2        $1,250,000
                                     3        $1,500,000
                                     4        $1,750,000
                                     5        $2,000,000
                                              ----------
                                              $7,500,000

SECURITY:                           The  Facilities  will be  secured by a first
                                    priority perfected security interest in (i) substantially all of the assets of the Borrower and the Guarantor, (ii) insurance policies maintained by the Borrower, and
                                    (iii) the stock of the Borrower owned by the Management Group.

MANDATORY COMMITMENT
REDUCTIONS AND R/C AND
TERM LOAN PREPAYMENT:               The  Term  Loan,  and  after  the  principal
                                    amount  of the Term Loan is  reduced  to $0,
                                    the principal amount  outstanding  under the
                                    R/C will be repaid,  and the R/C commitments
                                    permanently reduced, in amounts equal to (i)
                                    100%  of the net  proceeds  from  any  asset
                                    sale, subject to reinvestment  provisions to
                                    be negotiated and  incorporated  in the loan
                                    documents;  (ii)  100% of the  net  proceeds
                                    from  any  equity  issuance,  subject  to an
                                    exception to be negotiated and  incorporated
                                    in the loan  documents  for the  issuance of
                                    stock  to  employees  pursuant  to  employee
                                    plans,  agreements and  arrangements;  (iii)
                                    100%  of the  net  proceeds  from  any  debt
                                    issuance;   (iv)  50%  of  net  income  plus
                                    depreciation and amortization  minus capital
                                    expenditures, changes in Working Capital [to
                                    be   defined]   and   scheduled    principal
                                    repayments ("Excess Cash Flow"), provided that this clause will not apply in the fiscal year ending 9/30/00, or when the Leverage Ratio is less than 2.00X and (v)
                                    100% of the net proceeds of any insurance reimbursement after giving effect to any reinvestment of such proceeds on terms to be agreed upon.

OPTIONAL PREPAYMENT:                Permitted  at any  time in whole or in part,
                                    without premium or penalty (but subject to payment of break funding costs) upon proper notice to the Bank, in minimum amounts to be determined.

APPLICABLE MARGINS:                 The Applicable  Margins and Commitment  Fees
                                    (where  applicable) for the R/C and the Term
                                    Loan  will  be  determined  based  upon  the
                                    Borrower's  ratio of  Funded  Debt as of any
                                    date to EBITDA  for the
                                    last  four  reported  fiscal  quarters  (the
                                    "Leverage   Ratio")  as   described  in  the
                                    Pricing Table below:

PRICING TABLE:

LEVERAGE RATIO               R/C           R/C ABR    TERM LOAN          TERM LOAN         COMMITMENT FEE ON
                         LIBOR MARGIN      MARGIN     LIBOR MARGIN       ABR MARGIN       UNDRAWN PORTION OF R/C

X is greater or
 equal to 2.5               2.625%         0.750%          3.000%           1.000%                 0.40%

2.0 is less than or
 equal to x which is
 less than 2.5              2.375%         0.500%          2.750%           0.750%                 0.35%

1.5 is less than or equal
 to X which is less
 than 2.0                   2.125%         0.250%          2.500%           0.500%                 0.30%

1.0 is less than or equal
 to X which is less
 than 1.5                   1.875%         0.000%          2.250%           0.250%                 0.25%

X is less than or equal to
 1.0                        1.625%         0.000%          2.000%           0.000%                 0.20%

                                    Notwithstanding   the  foregoing,   for  the
                                    purpose  of   calculating   the   Applicable
                                    Margins, the Leverage Ratio will be deemed to be greater than 2.5 from the closing date through the first anniversary of the closing date.

COMMITMENT FEE:                     The  Borrower  shall  pay to the  Bank a per
                                    annum fee on the average amount of the R/C commitment which is unused. Such fee will be payable quarterly in arrears at the rate established in the Pricing Table above.

FACILITY FEE:                       A  facility  fee equal to 1.50% on the total
                                    principal amount of the Facilities will be payable to the Bank at closing, subject to the terms and conditions set forth in the Commitment Letter.

DEFAULT RATE OF INTEREST:           An   additional   2%  per  annum  above  the
                                    Applicable Margin.

COMPUTATION OF INTEREST
AND FUNDING AND YIELD
PROTECTIONS:                        Usual   and   customary    provisions    for
                                    facilities of this size, type and purpose.

REPRESENTATIONS AND
WARRANTIES:                         Usual   and   customary    provisions    for
                                    facilities of this size, type and purpose.

CONDITIONS PRECEDENT
TO CLOSING:                         Such  conditions  precedent as are customary
                                    for  facilities  of  this  size,   type  and
                                    purpose with respect to the Borrower and its
                                    subsidiaries including,  without limitation,
                                    (i)  no   default   or  event   of   default
                                    immediately before or after giving effect to
                                    the Term Loan or loan under the R/C and (ii)
                                    accuracy of  representations  and warranties
                                    in all material  respects.  Such  conditions
                                    precedent   shall  also   include,   without
                                    limitation, the following:

                                    (1) (a) The simultaneous consummation of the
                                    Transaction  on terms and  conditions  which
                                    are substantially identical to the terms and
                                    conditions   described   herein;   (b)   the
                                    proceeds   of  the   Facilities   shall   be
                                    sufficient to effect the  Transaction and to
                                    pay  all   fees  and   expenses   associated
                                    therewith;  and  (c) the  resulting  capital
                                    structure   and  equity   ownership  of  the
                                    Borrower and Guarantor shall be satisfactory to the Bank;

                                    (2)  Satisfactory  completion by the Bank of
                                    its   due   diligence,   including   without
                                    limitation,  receipt and satisfactory review
                                    of (a) the  consolidated  and  consolidating
                                    financial statements of the Borrower for the
                                    quarter  ending  June  30,  2000,  (b) a pro
                                    forma consolidated and consolidating balance
                                    sheet of the Borrower as of the closing date
                                    of the Transaction, (c) projections covering
                                    the period in which the  Facilities  will be
                                    outstanding,  (d) a field audit of the books
                                    and   records   of   the   Borrower   by   a
                                    representative of the Bank, the reasonable costs of which will be paid by the Borrower,
                                    (e) any information the Bank may require regarding the assets of the Borrower and Guarantor (f) the employment contracts of the Management Group;

                                    (3) Unused Borrowing Base availability under the R/C at closing shall not be less than $1,000,000;

                                    (4) Cash and marketable securities of the Borrower and the Guarantor at closing shall not be less than $500,000.

                                    (5) The Bank will have obtained a perfected first priority security interest in the Collateral;

                                    (6)  No  material   adverse  change  in  the
                                    business of the  Borrower  or the  Guarantor
                                    and the Bank shall be  reasonably  satisfied
                                    that (i)  there  shall be no  litigation  or
                                    administrative  proceeding arising out of or
                                    relating to the Transaction (a) in which the
                                    Bank is named a party  that the Bank,  after
                                    due  diligence  and advice of counsel of its
                                    own  selection,   in  its  sole,  reasonable
                                    discretion   determines  would   materially,
                                    adversely affect the Bank or (b) which would
                                    challenge the validity or enforceability of,
                                    or the  obligation  of the  Borrower and the
                                    Guarantor  to  pay  the   indebtedness   and
                                    perform  their  agreements  under,  the loan
                                    documents,  and (ii) there shall be no other
                                    litigation  or   administrative   proceeding
                                    (i.e., not arising out of or relating to the Transaction), or regulatory changes since the date of the Commitment Documents that would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, prospects, operations, or performance of the Borrower or the Guarantor or the capital structure of the Borrower;

                                    (7) The Bank will have  received  a solvency
                                    certificate,    in   form   and    substance
                                    satisfactory to the Bank and an opinion from the Borrower's counsel that the Transaction complies with applicable laws;

                                    (8) A ratio of Funded Debt at closing to the last four quarters of EBITDA would not exceed 2.75X; and

                                    (9) The payment of all fees due to the Bank.

CONDITION PRECEDENT
TO EACH BORROWING:                  Usual   and   customary    provisions    for
                                    facilities of this size, type and purpose.

NEGATIVE COVENANTS:                 Usual and customary  for  facilities of this
                                    size, type and purpose including, without limitation:

                                    (1)   Limitations   (to  be  negotiated  and
                                    incorporated   in  the  loan  documents)  on
                                    additional   indebtedness,    sale-leaseback
                                    transactions  and the  issuance  of  capital
                                    stock   which  is   subject   to   mandatory
                                    redemption  or  redemption  at the option of
                                    the  holder  thereof.   Limitations  (to  be
                                    negotiated  and  incorporated  in  the  loan
                                    documents)   on   amendments   to  permitted
                                    indebtedness and other material instruments.

                                    (2)  Prohibitions  on liens  other  than (i)
                                    liens associated with the Facilities, (ii) liens permitted to exist at closing and
                                    (iii) other specified permitted liens.

                                    (3)    Limitations   on   (i)   mergers   or
                                    consolidations,  (ii) acquisitions and other
                                    investments   and  (iii)   dispositions   of
                                    assets.

                                    (4) Limitations on compensation paid to the Management Group.

                                    (5) Restriction on the ability of members of the Management Group to compete against the Borrower.

                                    (6)  No   cash   dividends   can  be   paid.
                                    Notwithstanding  the  foregoing,   if  after
                                    giving   effect  to  the   Transaction   the
                                    Borrower   is   legally   structured   as  a
                                    Subchapter  S   Corporation   or  a  Limited
                                    Liability  Corporation,  cash dividends will
                                    be permissable,  but only to the extent that
                                    such dividends  offset  personal  income tax
                                    liabilities of the Management  Group members
                                    that  result   from  the  flow   through  of
                                    earnings of the Borrower.

                                    (7) Limitations on other restricted payments
                                    and    prepayments    of    certain    other
                                    indebtedness.  Notwithstanding the foregoing
                                    if (a)
                                    no litigation is pending with respect to the
                                    Transaction,  and (b) no events  of  default
                                    exist or would be caused  to exist  from the
                                    repurchase,   then  the  Borrower   will  be
                                    allowed to repurchase  common stock from the
                                    Management Group at any time within one year
                                    of the closing date of the  Facilities in an
                                    amount  not  to  exceed  the  lesser  of (i)
                                    $1,500,000  and (ii)  $15,757,000  minus the
                                    actual  cost of the  repurchased  shares and
                                    options     (the     "Initial     Management
                                    Repurchase").   In  the   event   that   the
                                    conditions    allowing   for   the   Initial
                                    Management    Repurchase   are   met,   then
                                    additional  repurchases of common stock from
                                    the Management Group shall be allowed at any
                                    time during the period commencing 1/1/01 and
                                    ending   12/31/02   ("Secondary   Management
                                    Repurchases"), provided that (a) no covenant
                                    violations exist or would be caused to exist
                                    from the Secondary  Management  Repurchases,
                                    (b) no events of  default  exist or would be
                                    caused   to   exist   from   the   Secondary
                                    Management Repurchases, (b) no litigation is
                                    pending with respect to the  Transaction and
                                    (c)  the  sum  of  the  Initial   Management
                                    Repurchase  and  all  Secondary   Management
                                    Repurchases shall not exceed $1,500,000.

                                    (8)   Limitations   on   transactions   with
                                    affiliates     and    the    formation    of
                                    subsidiaries,   including   that   any   new
                                    subsidiaries become Guarantors and pledge all of their assets as security for the Facilities.

FINANCIAL REPORTING:                Customary  for a  transaction  of this type,
                                    but   to   include   quarterly    compliance
                                    certificates and annual audited consolidated
                                    and   unaudited    consolidating   financial
                                    statements by a Certified Public Accountant satisfactory to the Bank.

FINANCIAL COVENANTS:                (1) Leverage  Ratio - The  Borrower  will be
                                    required to maintain a ratio of total Funded
                                    Debt to the last four quarters of EBITDA of not greater than:

                                    DATE:                             RATIO
                                    -----                             -----
                                    From 09-30-00 to 09-29-02         2.75X
                                    From 09-30-02 to 03-30-03         2.25X
                                    Thereafter                        2.00X

                                    (2)  Fixed  Charge   Coverage  Ratio  -  The
                                    Borrower  will be  required  to  maintain  a
                                    ratio   of   (i)   EBITDA    less    capital
                                    expenditures to (ii) interest expense plus taxes plus distributions for taxes plus required Term Loan principal payments of not less than

                                    YEAR                               RATIO
                                    ----                               -----
                                       1                               1.15X
                                       2                               1.20X
                                    Thereafter                         1.25X

                                    (3) Adjusted  Fixed Charge  Coverage Ratio -
                                    For any rolling four quarter period in which
                                    the Borrower has made or scheduled Secondary
                                    Management Repurchases, the Borrower will be
                                    required  to  maintain a ratio of (i) EBITDA
                                    less  capital   expenditures  and  Secondary
                                    Management   Repurchases  to  (ii)  interest
                                    expense  plus taxes plus  distributions  for
                                    taxes  plus  required  Term  Loan  principal
                                    payments  of not less  than  1.25X.  For the
                                    purpose   of   clause    (3)(i)    Secondary
                                    Management  Repurchases  will  be  equal  to
                                    scheduled Secondary  Management  Repurchases
                                    for  the  current   quarter  plus  Secondary
                                    Management Repurchases actually made during the prior three quarters.

                                    (4) Interest Coverage Ratio - The Borrower will be required to maintain a ratio of EBITDA to interest expense of not less than

                                    DATE:                              RATIO
                                    -----                              -----
                                    Closing through 09-29-01           3.00X
                                    From 09-30-01 to 09-29-02          3.25X
                                    From 09-30-02 to 09-29-03          4.00X
                                    Thereafter                         5.00X

                                    (5) Capital  expenditures  are not to exceed
                                    $250,000  per  annum.   Notwithstanding  the
                                    foregoing,  the Borrower may incur  $100,000
                                    in additional capital expenditures over the term of the facilities, which shall not be subject to this limitation.

                                    (6)  Net  income  for any  four  consecutive
                                    fiscal quarter periods shall not be less than $1.00.

                                    (7)  Other   reasonable   and/or   customary
                                    covenants   which  the  Bank,  in  its  sole
                                    discretion, deems appropriate.

AFFIRMATIVE COVENANTS:              Usual and customary covenants for facilities
                                    of this size,  type and  purpose  including,
                                    without    limitation,     a    post-closing
                                    requirement for interest rate protection on a portion of the Facilities on terms which are satisfactory to the Bank.

EVENTS OF DEFAULT:                  Usual and  customary  events of default  for
                                    facilities  of this size,  type and purpose,
                                    including  without   limitation  changes  of
                                    control  and  management.

COST AND YIELD PROTECTION:          Standard    provisions    for    illegality,
                                    inability to determine rate, indemnification
                                    for break  funding  and  increased  costs or
                                    reduced return, including those arising from
                                    reserve  requirements,   taxes  and  capital
                                    adequacy.

EXPENSES AND
INDEMNIFICATION:                    The Borrower will pay the Bank's  reasonable
                                    legal and out-of-pocket expenses incurred in
                                    connection with the negotiation, preparation
                                    and execution of the legal  documentation of
                                    the  Facilities,  regardless  of whether the
                                    transaction  is  consummated  and whether or
                                    not  the  Facilities  close.   Documentation
                                    shall contain expense and indemnification provisions for the benefit of the Bank customary for transactions of this type.

GOVERNING LAW:                      New York

CONSENT TO NEW YORK
JURISDICTION:                       Required.

WAIVER OF TRIAL
BY JURY:                            Required.




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